UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VIRGIN EXPRESS HOLDINGS PLC
(Name of Subject Company (Issuer))

VIRGIN EXPRESS HOLDINGS PLC
(Names of Filing Persons (Offeror))

AMERICAN DEPOSITARY SHARES,
EACH REPRESENTING ONE ORDINARY SHARE
WITH A NOMINAL VALUE OF EURO 0.01
(Title of Class of Securities)

92765K206
(Cusip Number of Class of Securities)

PETER GRAM
COMPANY SECRETARY
VIRGIN EXPRESS HOLDINGS PLC
120 CAMPDEN HILL ROAD
LONDON, W8 7AR
ENGLAND
+44-20-7313-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:

STEVEN D. GUYNN, ESQ.
JONES DAY
222 EAST 41ST STREET
NEW YORK, NEW YORK 10017
(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Schedule TO relates to pre-commencement communications by Virgin Express Holdings plc and does not constitute an offer to buy or the solicitation of an offer to sell American depositary shares of Virgin Express Holdings plc.

[VIRGIN EXPRESS LOGO]

Press Release

ANNOUNCEMENT BY VIRGIN EXPRESS HOLDINGS PLC

Common Ownership of Virgin Express NV/SA
and SNBA Announced—
VEX PLC to Propose Offer at €1 per Share

        London, 6th October 2004—Virgin Express Holdings PLC ("VEX PLC") (Euronext Brussels: VIRE; OTC Bulletin Board: VIRGY) is pleased to announce that after long and constructive negotiations its Board of Directors has approved the binding agreement placing Virgin Express NV/SA and SN Brussels Airlines under the common ownership of SN Airholding II ("SN Air"). The agreement was signed yesterday evening by all parties, and will complete once certain conditions have been satisfied. The conditions are expected to be satisfied in the first quarter of 2005.

        The excess capacity which has existed in the Brussels market for some time has meant that consolidation in the European short haul market is essential. The Board of VEX PLC believes that this transaction offers a solution for both companies to the problem of excess capacity and should deliver synergies, in terms of network and cost optimisation. SN Air will offer to its customers two airlines with different brands and products to satisfy the needs of the competitive market in Belgium: a flexible full service airline and a low fare airline.

        The Board of VEX PLC believes that the agreement and the transactions which it contemplates are in the best interests of all concerned parties, their employees, shareholders and customers.

Conditional Agreement

        The agreement contains a number of conditions which will need to be fulfilled before completion can take place. The conditions include (i) clearance from Belgian and German competition authorities before 30th June 2005, (ii) the recapitalisation by VEX PLC of Virgin Express NV/SA so that, as at 31 st December 2004, it is delivered with positive net assets (the "Net Asset Condition") and is debt free vis-à-vis VEX PLC and the wider Virgin group; and (iii) confirmation by SN Air's auditor of a Contribution Value of €54 million. The Net Asset Condition will be satisfied by reference to the audited accounts of Virgin Express NV/SA as at 31 st December 2004. If the conditions are not satisfied by 30 th June 2005 then the agreement lapses.

        The VEX PLC group of companies has been financed by equity and debt primarily from its majority shareholder, Virgin Sky Investments Limited ("VSIL") as it has not generated sufficient internal cash to cover recent trading losses. As at 30 th June 2004, borrowings from VSIL stood at approximately €27 million, all of which has been advanced to Virgin Express NV/SA. Based on the position as at 30 th June 2004, VEX PLC estimates that it would need to draw down an additional €9 million under the VSIL loan facility in order to deliver Virgin Express NV/SA with positive net assets as at 30 th June 2004, resulting in a debt due to VSIL of €36 million, which is repayable in priority to returns to equity shareholders. To the extent that Virgin Express NV/SA makes losses in the second half of 2004 which further reduce its net equity, it will increase the amount required to be drawn down by VEX PLC under the VSIL loan facility. VSIL has confirmed that it currently intends to permit draw down under its loan facility to VEX PLC to allow it to satisfy the Net Asset Condition.

Equity Structure of Merged Company

  •
  VEX PLC will contribute all of its shares in Virgin Express NV/SA, into SN Air for an agreed value of €54 million (subject to confirmation of this value by the auditors of SN Air ("the Contribution Value")) in consideration for an issue of shares in SN Air.

  •
  After the contribution by VEX PLC and the issue of new shares by SN Air, VEX PLC will own 29.9% of the fully diluted share capital of SN Air, the remaining 70.1% being held by the present shareholders of SN Air.

  •
  After completion, SN Air will own 100% of the shares of Virgin Express NV/SA and 92% of the shares of SN Brussels Airlines (the Sabena Interservice Center (in liquidation) would continue to hold the remaining 8% of the shares of SN Brussels Airlines).

Value of the VEX PLC Equity Interest in SN Air

        As part of the terms of the transaction, there are put and call options in respect of the VEX PLC equity interest in SN Air which, if exercised, may realise cash consideration for VEX PLC of between the Contribution Value (€ 54 million, subject to confirmation by SN Air's auditors) and €75 million, which the Board of V PLC believes, in the context of the put and call option, can be regarded as a reasonable range of values of VEX PLC's equity interest in SN Air. The details of these arrangements are as follows:

  •
  SN Air, SN Brussels Airlines and Virgin Express NV/SA grant to VEX PLC a put option to sell its 29.9% stake at a price no higher than the Contribution Value (€ 54 million, subject to confirmation by SN Air's auditors). This option can be exercised at any time as from the first anniversary of completion until the third anniversary.

  •
  VEX PLC grants to SN Air, SN Brussels Airlines and Virgin Express NV/SA a call option to buy its 29.9% stake at a price no higher than €75 million, payable in two instalments. This call option can be exercised during the same period as the aforementioned put option.

  •
  VEX PLC and the existing shareholders of SN Air are accorded rights ensuring them a simultaneous exit, such rights remaining in place for 15 years from completion. The agreement further specifies that if the exit proceeds are in excess of €205 million and if the call option has been exercised prior to such exit, VEX PLC is entitled to share in the excess in proportion to its shareholding on exercise of this call option, subject to a maximum of €20 million.

        Assuming a put option exercise price of €54 million, and a satisfaction of the Net Asset Condition by reference to the position of Virgin Express NV/SA as at 30 th June 2004 (i.e., a VSIL loan balance of €36 million), this would imply an equity value of €18 million for VEX PLC, or €0.45 cents per share. Likewise, assuming exercise of the call option under the same circumstances it would imply an equity value of €39 million, or €0.98 cents per share. Neither of these scenarios accounts for any increase in the VSIL loan to fund the following:

  (i)
  any losses between now and 31 st December 2004. If the operating losses of Virgin Express NV/SA in the second half of 2004, pre exceptional items, were the same as those incurred in the second half of 2003 then this would add approximately an additional €8 million to the VSIL loan balance; based on a €54 million put option price this would reduce the equity value of VEX PLC from €18 million to €10 million, or approximately €0.25 per share; based on a €75 million call option price, this would reduce the equity value of VEX PLC from €39 million to €31 million, or approximately €0.78 cents per share;

  (ii)
  the running expenses of VEX PLC in the ordinary course of business, including interest payments on the VSIL loan, between now and the actual exercise of the put or call options; and

  (iii)
  any liability of VEX PLC under the representations and warranties given to SN Air.

        Such losses and costs will be a direct reduction of the equity value at realisation, the timing of which is uncertain.

Other Material Terms

        Other material terms of the transaction are as follows:

  •
  Each of VEX PLC and SN Air has the right to terminate the agreement, if prior to 31 December 2004 not all disputes between Virgin Express NV/SA and Sabena in bankruptcy have been settled. The Board of VEX PLC believes that the outcome of these disputes will be favourable for Virgin Express NV/SA.

  •
  The agreement contains a number of detailed arrangements in relation to the interim management of SN Air.

  •
  As long as VEX PLC has at least 20% of the outstanding shares of SN Air, it will have the right to have two representatives elected to the Board of SN Air.

  •
  None of the SN Air shareholders (including VEX PLC) can individually exercise more than 24% of the voting rights.

  •
  Virgin Express NV/SA will have the right to continue to use the Virgin Express brand for a period of two years from completion.

Proposed Offer

        Whilst the Board of VEX PLC believes that the SN Air transaction delivers employees and shareholders a more stable company going forward, it recognises that there will be limited equity upside in VEX PLC as a result of the following:

  (i)
  the significant increased debt that the VEX PLC will have to incur not only in order to satisfy the conditions to completion, but also to support its ongoing running costs, including significant compliance costs in maintaining its Euronext listing and satisfying its registration and reporting obligations under the US Exchange Act of 1934; and

  (ii)
  the limits that the put and call structure place on the equity value of VEX PLC for at least the next three years.

        In addition, any equity return is dependant on a realisation by VEX PLC of its minority stake in a private company.

        Therefore, VEX PLC will offer an exit strategy for all equity shareholders (other than VSIL) and has approached VSIL to fund such exit strategy at an agreed price of €1 per share. The price of €1 per share has been settled on the basis that it represents the last equity subscription price paid by shareholders in 2003, notwithstanding the losses since that date. Such exit will be conditional upon all necessary regulatory, shareholder and other applicable consents.

        The Board of VEX PLC intends to communicate further details of the proposed exit at €1 per share to all shareholders before the end of the year. It is VEX PLC's intention that, on completion of the proposed exit, it will apply for a delisting from Euronext and apply for termination of the Exchange Act registration and reporting requirements in the United States.

Chairman's Comment

        David Hoare, Chairman of VEX PLC, commented: "I am pleased that Virgin Express will be joining forces with SNBA to create the leading Belgian carrier offering its customers, not only a low fare, but a full service product to a wide range of destinations. We first introduced low fare travel to the Belgian public in 1996. Since then we have built a loyal customer base offering value for money fares, with leading on time performance and high levels of satisfaction. This has only been possible with a dedicated and highly productive management and staff. They have delivered this high level of service at the lowest unit cost of any airline operating from major airports. We are proud of our business and look forward to its further development under the ownership of SN Air. Joining forces with SNBA will be good for our shareholders, our staff and our customers".

Important Information Regarding the Proposed Exit for Equity Shareholders

        This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell, in the United States or elsewhere, American depositary shares or International depositary shares of Virgin Express Holdings plc. Virgin Express Holdings plc has not yet commenced the proposed exit described herein. Any solicitation of offers to buy American depositary shares and International depositary shares of Virgin Express Holdings plc will only be made pursuant to an offer to purchase and other related materials filed with the U.S. Securities and Exchange Commission and which will be distributed to holders of American depositary shares of Virgin Express Holdings plc. You should read these documents if and when they become available because they will contain important information about the proposed exit, including the various terms and conditions of the proposed offer. You will be able to obtain copies of the offer to purchase, related materials filed by Virgin Express Holdings plc as art of the statement on Schedule "TO", or other applicable form, and other documents filed with the U.S. Securities and Exchange Commission through the Commission's internet address at http://www.sec.gov without charge when these documents become available. You will also be able to obtain copies of the offer to purchase and related materials, as filed with the Commission (excluding exhibits), without charge from Virgin Express Holdings plc when these documents become available or by written or oral request directed to the company secretary of Virgin Express Holdings PLC, 120 Camden Hill Road, London W8 7AR, UK, attention: Peter Gram, telephone number: +44 (0) 20 7313 2000.

For more information:
Yves Panneels, Corporate Communication Manager Virgin Express Holdings PLC
tel. +32 (0)478 48 25 74